

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 2, 2008

By US Mail and Facsimile
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
Post-effective Amendment no. 4 to Registration Statement on Form S-1
Filed October 9, 2008
File No. 333-1421000

Amendment no. 5 to Registration Statement on Form S-1
Filed October 9, 2008
File No. 333-149010

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 24, 2008
Form 10–Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 6, 2008
Form 8-K
Filed June 30, 2008
Response letter dated November 5, 2008
File No. 0-51488

Dear Mr. Dole:

    We have reviewed your filings and response letter dated November 5, 2008 and
have the following comments. Please provide a written response to our comments. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Draft Form 10-Q/A1 for the Quarterly Period Ended June 30, 2008

<u>Note 11. Sale of Barnett Shale Interest, page 12</u>

1.   We note from your response to prior comment number three from our letter dated October 27, 2008 that at the time of the sale of your interest in DDJET Limited LLP, the total property costs allocated to the Barnett property was $14.5 million. Please tell us how you determined the amount of property costs allocated to the Barnett property, and how your allocation is consistent with the guidance in Rule 4-10(c)(6)(i) of Regulation S-X.

2.   We also note the table in your response that presents your amortization rate per BOE before and after the sale of your interest in DDJET Limited LLP. Please demonstrate to us how you calculated the amounts presented.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202) 551-3759, if you have any questions in regard to the accounting comments or financial statements. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief

Cc: Robert D. Axelrod (by facsimile)
        D. Levy
         J. Cannarella